SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                             ------------------


                                SCHEDULE 13D
                               (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (AMENDMENT NO. 1)

                        PINNACLE ENTERTAINMENT, INC.
------------------------------------------------------------------------------
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.10 PER SHARE
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                723456 10 9
------------------------------------------------------------------------------
                               (CUSIP Number)

                           JONATHAN H. GRUNZWEIG
                          C/O COLONY CAPITAL, LLC
                           360 N. CRESCENT DRIVE
                      BEVERLY HILLS, CALIFORNIA 90210
                               (310) 282-8800
------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               with a copy to:

                            NICK P. SAGGESE, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                      300 SOUTH GRAND AVENUE, SUITE 3400
                      LOS ANGELES, CALIFORNIA 90071-3144
                               (213) 687-5000

                             DECEMBER 18, 2000
------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: o

                        (Continued on following pages)

                            (Page 1 of 12 Pages)




CUSIP No. 723456 10 9                 13D            Page 2 of 12 Pages

-----------------------------------        -----------------------------------


  1     NAME OF REPORTING PERSON
        HARVEYS CASINO RESORTS

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a) | |
                                                                        (b) |X|
  3     SEC USE ONLY

  4     SOURCE OF FUNDS
        OO

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                       | |

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        NEVADA

   NUMBER OF       7        SOLE VOTING POWER
     SHARES                 -0-
   BENEFICIALLY    8        SHARED VOTING POWER
     OWNED                  3,000,265 (See Item 5)
    BY EACH        9        SOLE DISPOSITIVE POWER
   REPORTING                -0-
     PERSON       10        SHARED DISPOSITIVE POWER
      WITH                  -0-

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        3,000,265 (See Item 5)

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                             | |

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        11.4% (See Item 5)

  14    TYPE OF REPORTING PERSON
        CO



CUSIP No. 723456 10 9                 13D            Page 3 of 12 Pages

-----------------------------------        -----------------------------------

  1     NAME OF REPORTING PERSON
        COLONY HCR VOTECO, LLC

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a) | |
                                                                        (b) |X|
  3     SEC USE ONLY

  4     SOURCE OF FUNDS
        OO

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                       | |

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE

   NUMBER OF         7        SOLE VOTING POWER
     SHARES                   -0-
   BENEFICIALLY      8        SHARED VOTING POWER
     OWNED                    3,000,265 (See Item 5)
    BY EACH          9        SOLE DISPOSITIVE POWER
   REPORTING                  -0-
     PERSON         10        SHARED DISPOSITIVE POWER
      WITH                    -0-

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        3,000,265 (See Item 5)

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                             | |

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        11.4% (See Item 5)

  14    TYPE OF REPORTING PERSON
        OO


CUSIP No. 723456 10 9                 13D            Page 4 of 12 Pages

-----------------------------------        -----------------------------------

  1     NAME OF REPORTING PERSON
        THOMAS J. BARRACK, JR.

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a) | |
                                                                        (b) |X|
  3     SEC USE ONLY

  4     SOURCE OF FUNDS
        OO

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                       | |

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        USA

   NUMBER OF        7        SOLE VOTING POWER
     SHARES                  -0-
   BENEFICIALLY     8        SHARED VOTING POWER
     OWNED                   3,000,265 (See Item 5)
    BY EACH         9        SOLE DISPOSITIVE POWER
   REPORTING                 -0-
     PERSON        10        SHARED DISPOSITIVE POWER
      WITH                   -0-

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        3,000,265 (See Item 5)

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                             | |

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        11.4% (See Item 5)

  14    TYPE OF REPORTING PERSON
        IN


CUSIP No. 723456 10 9                 13D            Page 5 of 12 Pages

-----------------------------------        -----------------------------------

  1     NAME OF REPORTING PERSON
                 KELVIN L. DAVIS

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a) | |
                                                                        (b) |X|
  3     SEC USE ONLY

  4     SOURCE OF FUNDS
        OO

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                       | |

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        USA

   NUMBER OF        7        SOLE VOTING POWER
     SHARES                  -0-
   BENEFICIALLY     8        SHARED VOTING POWER
     OWNED                   -0- (See Item 5)
    BY EACH         9        SOLE DISPOSITIVE POWER
   REPORTING                 -0-
     PERSON        10        SHARED DISPOSITIVE POWER
      WITH                   -0-

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        -0- (See Item 5)

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                            | |

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.0 % (See Item 5)

  14    TYPE OF REPORTING PERSON
        IN



      This Amendment No. 1 (this "Amendment") amends and supplements the
Schedule 13D, dated April 17, 2000 (the "Schedule 13D"), filed by Harveys Casino Resorts, Colony HCR Voteco, LLC ("Voteco"), Thomas J. Barrack, Jr. ("Mr. Barrack") and Kelvin L. Davis ("Mr. Davis") with respect to the Common Stock, par value $.10 per share (the "Pinnacle Common"), of Pinnacle Entertainment, Inc. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

            Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end thereof:

            Pursuant to the Assignment Agreement by and between Mr. Davis and Mr. Barrack, dated December 18, 2000 (the "Assignment Agreement"), Mr. Barrack purchased Mr. Davis' entire interest in Voteco. As a result of the purchase, Mr. Barrack holds a 100% interest in Voteco and is the sole member and manager of Voteco. As a result of the purchase, Mr. Davis no longer has an interest in Voteco and, therefore, is no longer deemed to beneficially own the shares of Pinnacle Common beneficially owned by Voteco. The Reporting Persons are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 of the Schedule 13D is hereby amended and supplemented by incorporating herein by reference the response to Item 2 hereof.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 of the Schedule 13D is hereby amended and supplemented by incorporating herein by reference the response to Item 2 hereof.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

            Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following immediately at the end thereof:

Exhibit 5 Assignment Agreement, dated as of December 18, 2000, by and between Kelvin L. Davis and Thomas J. Barrack, Jr.



                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    HARVEYS CASINO RESORTS


Date: December 18, 2000       By:   /s/ Thomas J. Barrack, Jr.
                                    ------------------------------------------
                                        Thomas J. Barrack, Jr.
                                        Chairman of the Board of Directors
                                        and Assistant Secretary



                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    COLONY HCR VOTECO, LLC


Date: December 18, 2000       By:   /s/ Thomas J. Barrack, Jr.
                                    ------------------------------------------
                                        Thomas J. Barrack, Jr.
                                        Member



                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: December 18, 2000             /s/ Thomas J. Barrack, Jr.
                                    ------------------------------------------
                                        THOMAS J. BARRACK, JR.




                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: December 18, 2000             /s/ Kelvin L. Davis
                                    ------------------------------------------
                                        KELVIN L. DAVIS




                               EXHIBIT INDEX



                                                                      Page No.

Exhibit 5   Assignment Agreement, dated as of December 18, 2000,        12
            by and between Kelvin L. Davis and Thomas J. Barrack, Jr.